SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.: 1)*


Name of Issuer:                     The Reader's Digest Association, Inc.

Title of Class of Securities:       Class B Common Stock

CUSIP Number:                       755267200

Date of Event Which Requires Filing of this Statement: December 31, 2002

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: (X) Rule 13d-1(b) ( ) Rule 13d-1(c) ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

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                                    13G

CUSIP No.: 755267200


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vanguard  Fiduciary  Trust  Company,  in its  capacity  as trustee for
          certain  employee  benefit  plan(s).   I.R.S.   Identification  Number
          23-2186884.


2.       CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

         Not Applicable              A.                          B.
                                                                    -

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

          (For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.       SOLE VOTING POWER

                           None

6.       SHARED VOTING POWER

                           0 Shares

7.       SOLE DISPOSITIVE POWER

                           None

8.       SHARED DISPOSITIVE POWER

                            0 Shares

                                PAGE 2 OF 6 PAGES


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                                       13G

CUSIP No.: 880345103


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           0 Shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           Not applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           0.00%


12.      TYPE OF REPORTING PERSON

                           BK

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ------------

Item 1 (a) - Name of Issuer

                           The Reader's Digest Association, Inc.

Item 1 (b) - Address of Issuer's Principal Executive Officers:

                           Reader's Digest Road
                           Pleasantville, NY  10570-7000

Item 2 (a) - Name of Person Filing:

                    Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

Item 2 (b) - Address of Principal Business Office or, if none, residence

                           500 Admiral Nelson Blvd., Malvern, PA  19355

Item 2 (c) - Citizenship

                           Pennsylvania

Item 2 (d) - Title of Class of Securities

                           Class B Common Stock

Item 2 (e) - CUSIP Number

                           755267200

Item 3 - Type of Filing:

          If this statement is filed  pursuant to Rule 13d-1(b),  or 13d-2(b) or
          (c),  check  whether the person  filing is a: (b) X Bank as defined in
          Section 3(a)(6) of the Act.

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Item 4 - Ownership:

         (a) Amount Beneficially Owned:

                   0 Shares

         (b) Percent of Class:

                  0.00%

         (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: None

               (ii) shared power to vote or to direct the vote: 0 Shares

               (iii) sole power to dispose or to direct the disposition of: None

               (iv) shared power to dispose or to direct the  disposition  of: 0
                    Shares

Item 5.  Ownership of Five Percent or Less of a Class.

               The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities (X).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable


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Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

                           Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.  Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           DATE:   FEBRUARY 10, 2003


                                   VANGUARD FIDUCIARY TRUST COMPANY, TRUSTEE



                                   BY:_______________________________________
                                 NAME:  JOSEPH DIETRICK
                                TITLE: ASSISTANT SECRETARY



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